SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Singular Genomics Systems, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

82933R100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82933R100

1.	Names of Reporting Persons Andrew Spaventa
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,455,625(1)
	6.	Shared Voting Power 173,144(2)
	7.	Sole Dispositive Power 4,455,625(1)
	8.	Shared Dispositive Power 173,144(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,628,769(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4%(3)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of the following: (i) 4,413,571 shares of Common Stock held by The Andrew K. Spaventa Living Trust dated April 9, 2014 (the “Spaventa Living Trust”); and (ii) 42,054 shares of Common Stock issuable pursuant to options held by the Spaventa Living Trust that have vested or will vest within 60 days of December 31, 2021. Mr. Spaventa is a trustee of the Spaventa Living Trust and has voting and dispositive power with respect to these shares.

(2)

Consists of 173,144 shares of Common Stock held by Axon Holdings, LLC. Axon Managers, LLC is the managing member of Axon Holdings, LLC and Mr. Spaventa is a managing member of Axon Managers, LLC. Mr. Spaventa may be deemed to have shared voting and dispositive power over the shares held by Axon Holdings, LLC. Mr. Spaventa disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(3)	Based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2021.

Item 1(a).	Name of Issuer: Singular Genomics Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 10931 N. Torrey Pines Road, Suite 100 La Jolla, CA 92037

Item 2(a).	Name of Person Filing: Andrew Spaventa

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Persons is: 10931 N. Torrey Pines Road, Suite 100 La Jolla, CA 92037

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 per share.

Item 2(e).	CUSIP Number: 82933R100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) ☐Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ☐Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Andrew Spaventa

By	/s/ Andrew Spaventa
Name:	Andrew Spaventa